Via EDGAR Correspondence

May 9, 2025

Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Kellie Kim
Shannon Menjivar
Benjamin Holt
Pam Long

Re: Renatus Tactical Acquisition Corp I
Amendment No. 2 to Registration Statement on Form S-1
Submitted March 14, 2025
CIK No. 0002035173

Dear Kellie Kim, Shannon Menjivar, Benjamin Holt and Pam Long:

As discussed between myself and Benjamin Holt on May 9, 2025, on behalf of Renatus Tactical Acquisition Corp I, a Cayman Islands exempted company (the “Registrant”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth proposed revisions to disclosure contained in the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) to reflect (i) that the up to 762,097 founder shares, which will be forfeited to the extent the underwriter do not exercise their over-allotment option, will be forfeited solely by the Registrant’s sponsor, not pro rata between all holders of founder shares, and (ii) holders of founder shares unaffiliated with the Registrant or the Registrant’s sponsor (“Non-Sponsor Investors”) will be signing a separate letter agreement containing transfer restrictions and voting requirements substantially similar to those in the letter agreement being signed by the Registrant’s sponsor, director and officers, except that the transfer restrictions will not apply to any of the Class A ordinary shares or public warrants acquired by the Non-Sponsor Investors (collectively, the “Proposed Revisions”). We also respectfully advise the Staff that the Company has filed Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) to reflect the Proposed Revisions, which are indicatively set forth below in the “Summary — Our Sponsor” section of Amendment No. 2. The Proposed Revisions indicatively reflected in the “Summary — Our Sponsor”  section below, have been consistently applied to similar disclosure throughout Amendment No. 2 and are reflected on pages 1-7, 21, 24-27, 31, 36, 38, 41-42, 53, 55, 85, 90-91, 106-107, 108, 111, 117, 128-129, 131, 153, 155-158, 163-167, 174, 195 in Amendment No. 3. All page references refer to page numbers in Amendment No. 3. Bold and underlined text reflects proposed additions to Amendment No. 2 and strikethrough text reflects proposed deletions from Amendment No. 2.

Amendment No. 2 Registration Statement on Form S-1 filed May 5, 2025

Summary

“Insider Letter Agreement” are to the letter agreement to be entered into with Sponsor HoldCo and our officers and directors, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part;

“Non-Sponsor Investors Letter Agreement” are to the letter agreement to be entered into with each of the non-Sponsor investors, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Our sponsor is International SPAC Management Group I LLC, a Cayman Islands limited liability company, which we refer to as “Sponsor HoldCo.” The managing member of Sponsor HoldCo is GCAG, that is controlled by Eric Swider, and controls the management of Sponsor HoldCo, including the exercise of voting and investment discretion over the securities of our company held by Sponsor HoldCo. GCAG owns a 50% economic interest in the founder shares held by Sponsor HoldCo and 100% of the private placement warrants held by Sponsor HoldCo and (together with GCAG, the “Sponsor HoldCo Investors”), an entity controlled by Mr. Devin Nunes, owns the remaining 50% of the economic interest in the founder shares held by Sponsor HoldCo. As of the date hereof, other than Messrs. Swider and Nunes, no other person has a direct or indirect material interest in Sponsor HoldCo.

On July 30, 2024, our sponsor entered into a subscription agreement with us to purchase 9,583,333 founder shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. On March 13, 2025, Sponsor HoldCo surrendered for cancellation 3,740,591 founder shares held by it for no consideration. Accordingly, Sponsor HoldCo’s initial investment in us of $25,000 resulted in an effective purchase price of $0.004 per share for the 5,842,742 founder shares ~~held by it~~ Sponsor HoldCo has purchased (up to 762,097 of which will be subject to forfeiture by Sponsor Holdco depending on the extent to which the underwriters’ over-allotment option is exercised).

Due to the low purchase price of the founder shares, the sponsor may have more of an economic incentive for us to enter into an initial business combination with a riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their founder shares.

The following table sets forth the payments to be received by our sponsor and its affiliates from us prior to or in connection with the completion of our initial business combination and the securities issued and to be issued by us to our sponsor or its affiliates:

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
Sponsor HoldCo	Commencing on the closing of this offering, $25,000 per month.	Office space and administrative support services.
	5,080,645 ordinary shares(1)(2)(5)	$25,000
	3,500,000 private placement warrants(1)(3)	$3,500,000
	Up to $300,000 in principal amount	Repayment of loans made to us by our sponsor to cover offering-related and organizational expenses.

Up to $442,500 (or up to $639,375 if the underwriters’ over-allotment option is exercised in full) in principal amount under a Working Capital Convertible Note may be convertible into Class A ordinary shares at a conversion price per share equal to the lower of (i) $8.00 per share and (ii) the Note Conversion VWAP(4)
Working capital loans to finance transaction costs in connection with an intended initial business combination.

Up to $1,500,000 in Additional Working Capital Loans may be convertible into Class A ordinary shares at a conversion price per share equal to the lower of (i) $8.00 and (ii) the Note Conversion VWAP(5)
Working capital loans to finance transaction costs in connection with an intended initial business combination.
	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination	Services in connection with identifying, investigating and completing an initial business combination.
Ian Rhodes	$6,000 per month	Chief Financial Officer services.

(1)
Assumes no exercise of the over-allotment option and the full forfeiture of 762,097 shares that are subject to forfeiture by ~~our initial shareholders~~ Sponsor HoldCo depending on the extent to which the underwriters’ over-allotment option is exercised. The Class B ordinary shares and the Class A ordinary shares issuable in connection with the conversion of the Class B ordinary shares may result in material dilution to our public shareholders due to the nominal price of $0.004 per share at which our sponsor purchased the Class B ordinary shares and/or the anti-dilution rights of our Class B ordinary shares that may result in an issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion. Our sponsor, directors and officers and their affiliates may receive additional compensation and/or may be issued additional securities in connection with an initial business combination, including securities that may result in material dilution to public shareholders. See “Risk Factors — The nominal purchase price paid by Sponsor HoldCo for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination.” on page 91, “— Risks Relating to our Securities — We may issue additional Class A ordinary shares or preference shares to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. We may also issue Class A ordinary shares upon the conversion of the Class B ordinary shares at a ratio greater than one-to-one at the time of our initial business combination as a result of the anti-dilution provisions contained in our amended and restated memorandum and articles of association. Any such issuances would dilute the interest of our shareholders and likely present other risks.” on page 80, and “— Sponsor HoldCo paid an aggregate of $25,000, or approximately $0.004 per founder share and, accordingly, you will experience immediate and substantial dilution from the purchase of our Class A ordinary shares.” on page 81.

(2)	The non-Sponsor investors have expressed an interest to purchase up to 1,443,182 founder shares from Sponsor HoldCo for an aggregate purchase price of $3,500,000.

(3)
As additional consideration to induce certain of the non-Sponsor investors to purchase founder shares from Sponsor HoldCo, Sponsor HoldCo will direct us to issue an aggregate of 721,591 of the 3,500,000 private placement warrants it is purchasing in the private placement from us to such non-Sponsor investors upon the consummation of the private placement that will close simultaneously with the closing of his offering, at no additional cost to such non-Sponsor investors.

(4)
Upon the completion of this offering, we will issue Sponsor HoldCo a Working Capital Convertible Note in the principal amount of up to $442,500 (or up to $639,375 if the underwriters’ over-allotment option is exercised in full), which we may draw down in our sole discretion, from time to time, to finance transaction costs in connection with an intended initial business combination. Any principal amount outstanding under the Working Capital Convertible Note may be converted into Class A ordinary shares, at a conversion price per share equal to the lower of (i) $8.00 per share and (ii) the Note Conversion VWAP. See “Description of Securities — Ordinary Shares” on page 162. The conversion price of the of the Working Capital Convertible Note may be significantly less than the market price of our shares at the time such loan is converted. Any amount that is not converted into Class A ordinary shares will be repaid in cash on the maturity date. The maturity date of the Working Capital Convertible Note will be the earlier of (i) Lock-up Expiration Date and (ii) the date that our winding up becomes effective.

(5)
After the completion of this offering, our board of directors may approve Additional Working Capital Loans for the purpose of funding working capital, which loans up to $1,500,000 of which may be converted into Class A ordinary shares, at a conversion price per share equal to the lower of (i) $8.00 per share and (ii) the Note Conversion VWAP. The conversion price of the working capital loans may be significantly less than the market price of our shares at the time such loans are converted. See “Description of Securities — Ordinary Shares” on page 162.

(6)	Includes 700,000 shares which will be transferred to our independent directors and certain of our advisors and officers, prior to this offering.

Because our sponsor acquired the founder shares at a nominal price of approximately $0.004, our public shareholders will incur immediate and substantial dilution upon the closing of this offering, assuming no value is ascribed to the warrants included in the units. Additionally, the Class A ordinary shares issuable in connection with the conversion of the founder shares may result in material dilution to our public shareholders due to the anti-dilution rights of our founder shares that may result in an issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion. Further, the Class A ordinary shares issuable in connection with the exercise of the private placement warrants and the Class A ordinary shares issuable in connection with the conversion of the Working Capital Convertible Note (as described in this prospectus), and any Additional Working Capital Loans (as described in this prospectus), may result in material dilution to our public shareholders if the $11.50 exercise price of the private placement warrants or the conversion price of such loans is significantly less than the market price of our shares at the time such private placement warrants are exercised or such loans are converted. See “Risk Factors — Risks Relating to our Securities — The value of the founder shares following completion of our initial business combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of our ordinary shares at such time is substantially less than $10.025 per share. on page 91 and See “Description of Securities — Ordinary Shares” on page 162.

Pursuant to the Insider Letter Agreement and the Non-Sponsor Investor Letter Agreement, each to be entered with us, each of ~~initial shareholders~~ Sponsor HoldCo, our directors and officers and the non-Sponsor investors has agreed to restrictions on its ability to transfer, assign, or sell the founder shares and private placement warrants, as summarized in the table below.

Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
Founder Shares
90% of the founder shares will be subject to transfer restrictions pursuant to lock-up provisions in the ~~letter agreement~~ Insider Letter Agreement and the Non-Sponsor Investor Letter Agreement, which transfer restrictions shall remain in effect until the earlier of (x) six months after the date of the consummation of our initial business combination or (y) subsequent to our initial business combination (A) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.50 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, commencing at least 150 days after our initial business combination (B) or the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property (such date on which the founder shares are no longer subject to restriction, the “Lock-up Expiration Date”).
International SPAC Management Group I LLC non-Sponsor investors Eric Swider Devin G. Nunes Jeffrey Smith Matan Fattal Randy Lambert
Transfers of the founder shares, private placement warrants and ordinary shares issuable upon exercise or conversion of the private placement warrants or the founder shares and that are held by the sponsor, officers and directors are permitted to (a)(i) Sponsor HoldCo’s members, (ii) the directors, officers, advisors or consultants of the Company, (iii) any affiliates or family members of the directors, officers, advisors, or consultants of the Company, (iv) any members or partners of Sponsor HoldCo or their affiliates and funds and accounts advised by such members or partners, Sponsor HoldCo’s members or their respective affiliates, or any affiliates of Sponsor HoldCo, Sponsor HoldCo’s members, or any employees of such affiliates, (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) in the case of a trust by distribution to one or more permissible beneficiaries of such trust; (f) by private sales or in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased; (g) to us for no value for cancellation in connection with the consummation of our initial business combination; (h) in the event of our liquidation prior to our completion of our initial business combination; (i) by virtue of the laws of the Cayman Islands, by virtue of Sponsor HoldCo’s memorandum and articles of association or other constitutional, organizational or formational documents, as amended, upon dissolution of Sponsor HoldCo, or by virtue of the constitutional, organization or formational documents of a subsidiary of Sponsor HoldCo that holds the relevant securities, upon liquidation or dissolution of such subsidiary; or (j) in the event of our completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property subsequent to our completion of our initial business combination; provided, however, that in the case of clauses (a) through (j) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

Private Placement Warrants	30 days after the completion of our initial business combination	International SPAC Management Group I LLC Non-Sponsor investors Eric Swider Devin G. Nunes	Same as above

In addition, pursuant to the ~~letter agreement~~ Insider Letter Agreement, we, ~~our sponsor~~ Sponsor HoldCo~~, the non-Sponsor investors~~ and our officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representative, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any ordinary shares or any securities convertible into, or exercisable, or exchangeable for, ordinary shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any ordinary shares or any securities convertible into, or exercisable, or exchangeable for, ordinary shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii), provided, however, that the foregoing will not apply to (i) the forfeiture of founder shares pursuant to their terms, (ii) to the transfer of any founder shares to any of our current or future independent directors for their board service (as long as such current or future independent director transferee becomes subject to the ~~letter agreement~~ Insider Letter Agreement or an agreement with terms as restrictive as those in the ~~letter agreement~~ Insider Letter Agreement, as applicable to our directors and officers at the time of such transfer; and as long as, to the extent any reporting obligation pursuant to Section 16 of the Exchange Act (“Section 16”) is triggered as a result of such transfer, any related filing pursuant to Section 16 includes a practical explanation as to the nature of the transfer) or (iii) to the sale, hypothecation, pledge, grant assignment or transfer of the Working Capital Convertible Note, or any Class A ordinary shares issuable upon conversion of such note (as further described in this prospectus), to any transferee (as long as such transferee is subject to the ~~letter agreement~~ Insider Letter Agreement or an agreement with terms as restrictive as those in the ~~letter agreement~~ Insider Letter Agreement, as applicable to all initial shareholders at the time of such transfer). The representative in its sole discretion may release any of the securities subject to the lock-up agreement at any time without notice, other than in the case of the officers and directors, which shall be with notice. Our sponsor, officers and directors are also subject to separate transfer restrictions on the founder shares directly or indirectly held by them pursuant to the Insider ~~letter agreement~~ Insider Letter Agreement as described herein.

The ~~letter agreement~~ Insider Letter Agreement and the Non-Sponsor Investor Letter Agreement also provides that if we seek to consummate an initial business combination by means of a tender offer, Sponsor HoldCo, the non-Sponsor investors and our officers and directors will not sell or tender any of our shares held by them in connection with such tender offer. To the extent any ~~such~~ party to the Insider Letter Agreement or the Non-Sponsor Investor Letter Agreement breaches its ~~this~~ obligation to vote in favor of an initial business combination or to refrain from selling or tendering the shares held by them, Sponsor HoldCo shall have the right to acquire any founder shares beneficially owned by such breaching party. Further, to the extent the breaching party has transferred its founder shares to another person and is therefore not able to return the founder shares to Sponsor HoldCo, the breaching party shall be obligated to pay Sponsor HoldCo an amount in cash equal to the product of $10.00 multiplied by the number of transferred founder shares.

Our sponsor intends to leverage the extensive experience of our management team and our board of directors in navigating and scaling diverse businesses within the financial services and technology sectors, as well as in identifying and acquiring high-potential businesses through special purpose acquisition companies (“SPACs”). Mr. Eric Swider, our Chief Executive Officer, has a strong track record in the SPAC space, having served as Chief Executive Officer of Digital World Acquisition Corp. (“DWAC”), where he played a pivotal role in steering the company through its successful merger with Trump Media & Technology Group Corp. (“TMTG”). He also has over a decade of experience in executive leadership roles, including his role at RUBIDEX, a cutting-edge data security firm. His extensive background spans the oversight of complex legal, strategic and operational challenges across various industries, as well as hands-on involvement in launching and expanding investment platforms at firms like Great Bay Global and OHorizons Global.

Mr. Devin Nunes, the Chairman of our board of directors, brings significant leadership experience from his role as Chief Executive Officer of TMTG since 2022, following nearly two decades in the U.S. House of Representatives, where he served as the Republican leader and Chairman of the House Permanent Select Committee on Intelligence (HPSCI). He has been instrumental in key legislative achievements, including the 2017 tax overhaul, and has a strong focus on advancing healthcare in rural areas. His background in government and corporate leadership, coupled with his extensive network, positions him to contribute meaningfully to the strategic direction of Sponsor HoldCo.

Mr. Alexander Cano, our Chief Operating Officer, brings approximately two decades of operational and business development experience to our core management team, particularly in the media and financial services industries. As a former President and Secretary of DWAC and the Chief Operating Officer of Benessere Investment Group, Mr. Cano has extensive experience in driving corporate strategy, managing daily operations, and enhancing business development efforts. His earlier career includes pivotal roles at prominent media companies such as HBO, TiVo, and DIRECTV, where he was instrumental in developing sales strategies and negotiating key partnerships.

We believe that the combined experience of Mr. Swider, Mr. Nunes and Mr. Cano, along with their extensive network within the media, financial services and technology sectors, positions Sponsor HoldCo and GCAG to successfully identify, structure, and acquire a compelling target business. In pursuing our strategy of creating a strong operating company capable of scaling up and generating free cash flow, we intend to add value to the target business through active engagement with its management team, enabling the company to leverage the benefits of scale to grow and increase profitability.

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If you have any questions regarding this submission, please contact Gil Savir at 770-878-2696

Thank you for your time and attention.

Sincerely,

/s/ Brandon Bortner
Brandon Bortner
of PAUL HASTINGS LLP